Exhibit 12.1
WESTERN REFINING, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Income before income taxes	$84,421	$340,503	$317,153	$201,049	$67,458
Add:
Interest expense	102,202	53,843	2,167	6,578	5,627
Amortization of loan fees	4,789	1,912	500	2,113	2,939
Amortization of capitalized interest	483	79	44	—	—
Interest component of rent expense[1]	6,311	3,775	193	40	15

Earnings as adjusted	$198,206	$400,112	$320,057	$209,780	$76,039

Fixed charges
Interest expense	$102,202	$53,843	$2,167	$6,578	$5,627
Amortization of loan fees	4,789	1,912	500	2,113	2,939
Capitalized interest	9,935	5,844	45	1,277	—
Interest component of rent expense[1]	6,311	3,775	193	40	15

Fixed charges	$123,237	$65,374	$2,905	$10,008	$8,581

Ratio of earnings to fixed charges	1.61	6.12	110.17	20.96	8.86

1	Interest component of rent expense estimated based on present value of lease payments over average weighted terms. The increase in 2007 is directly attributable to the acquisition of Giant Industries, Inc.